BB 2/27/06 SS

06002261

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PERCIVAL FINANCIAL PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Village Square II Suite 252 5100 Falls Road
(No. and Street)

Baltimore, MD 21210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth P. Taylor, Sr. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth P. Taylor, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Percival Financial Partners, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kenneth P. Taylor, Sr. President

Title

Notary Public Gloria Chance. My Commission Expires 6/1/06.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2005

WITH AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2005

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2005
CONTENTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	1
Statement of Financial Condition	2-3
Statement of Income and Retained Earnings	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Notes to Financial Statements	7 - 9
Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Securities and Exchange Commission Rule15c3-3 (k)(2)(ii)	10-11
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12-13
Schedule of Operating Expenses	14

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2005, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles

Richard N. Colman & Associates, P.A.
RICHARD N. COLMAN & ASSOCIATES, P.A.
Certified Public Accountants

Baltimore, Maryland
February 14, 2006

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	123,023
Accounts Receivable (Notes 1 and 2)	23,865
Employee Receivables	16,543
Prepaid Expenses	3,685
TOTAL CURRENT ASSETS	167,116
FIXED ASSETS (Note 3)	
Furniture	26,715
Office Equipment	70,244
Leasehold Improvements	6,678
TOTAL FIXED ASSETS, at cost	103,637
ACCUMULATED DEPRECIATION (Note 3)	84,196
TOTAL FIXED ASSETS, net	19,441
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	186,557

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts and Pension Payable (Note 1)	27,149
TOTAL CURRENT LIABILITIES	27,149
TOTAL LIABILITIES	27,149
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	(166,092)
TOTAL STOCKHOLDERS' EQUITY	159,408
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	186,557

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

	$	%
COMMISSION INCOME	1,060,743	100.00
COST OF COMMISSIONS		
Execution Expense	33,899	3.19
Clearance Expense	54,721	5.16
Cost of Sales	119,023	11.22
Fees Expense	5,228	0.50
TOTAL COST OF COMMISSIONS	212,871	20.07
GROSS PROFIT	847,872	79.93
OPERATING EXPENSES (See Schedule)	893,000	84.19
NET INCOME (LOSS) FROM OPERATIONS	(45,128)	(4.25)
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	2,755	0.26
Miscellaneous Income	8,234	0.79
Rental Income	0	0.00
TOTAL OTHER INCOME (EXPENSE)	10,989	1.05
NET INCOME (LOSS)	(34,139)	(3.22)
RETAINED EARNINGS (DEFICIT), Beginning	(131,953)	
S Corporation Distributions	0	
RETAINED EARNINGS (DEFICIT), Ending	(166,092)	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	(34,139)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Amortization	0
Depreciation	8,806
Dividend Income	(2,755)
Decrease in Accounts Receivable	(13,464)
Increase in Prepaid Expenses	(10)
Increase in Accounts Payable	1,065
Total Adjustments	(6,358)
Net Cash Provided By Operating Activities	(40,497)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend Income	2,755
Increase in Employee Receivables	19,268
Acquisition of Fixed Assets	(4,332)
S Corporation Distributions	0
Rounding	
Net Cash Flows From Investing Activities:	17,691
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(22,806)
CASH AND CASH EQUIVALENTS, BEGINNING	145,829
CASH AND CASH EQUIVALENTS, ENDING	123,023
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	(131,953)
Additions	0	0	0
Reductions	0	0	0
Net Income (Loss)	0	0	(34,139)
Ending Balance	50,000	275,500	(166,092)

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the National Association of Securities Dealers. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Pershing, LLC (a BNY Securities Group Company). The majority of clients, both as a function of number and volume, are institutional based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The current Stockholders and Officers are as follows:

Kenneth P. Taylor, Sr.	CEO/CFO President Treasurer Secretary	31,000 shares	62%
Arnold Smolen	Vice President	19,000 shares	38%

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholders.

Note 2 - ACCOUNTS RECEIVABLE

The allowance for doubtful accounts as of December 31, 2005 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2005 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION
Furniture and Fixtures	$ 26,715	$ 21,960
Office Equipment	70,243	61,016
Leasehold Improvements	- 6,678	1,220
Total Fixed Assets - Cost	$ 103,637	$ 84,196

Depreciation expense for the year ended December 31, 2005 was $8,806.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2008. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2006	44,743
2007	45,639
2008	34,732
TOTAL	$ 125,114

Note 5 - OTHER COMMITTMENTS

On October 20, 2005 the Company terminated its agreement with Pershing, LLC (a BNY Securities Group Company) to provide trading and brokerage services. This contract was cancelable with ninety (90) days notice by either party.

On October 3, 2005 the Company entered into an agreement with ADP Clearing and Outsourcing Services, Inc. to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by ADP Clearing and Outsourcing Services, Inc. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $119,739 with an aggregate indebtedness to net capital ratio of .227.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2005. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2005. The plan is a discretionary, employee salary deferral type plan that requires a 3% matching contribution by the company. For the year ended December 31, 2005 this contribution is 12,158.

Note 9 – CONTINGENCIES

On October 3, 2005 the Company entered into an agreement with ADP Clearing and Outsourcing Services, Inc. to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. This contract is an exclusive clearing agreement with an initial term of five (5) years. While it is not Management's intention to terminate this contract, there is a penalty clause for early termination which is composed of (1) the greater of $10,000 or the conversion cost plus (2) the remaining number of months in the term multiplied by the average monthly fees for the prior twelve (12) months. The contingent termination cost through the maturity of the agreement is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2005	$ 483,191
2006	385,290
2007	287,388
2008	189,486
2009	91,585

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman & Associates, P.A.

RICHARD N. COLMAN & ASSOCIATES, P.A.
Certified Public Accountants

Baltimore, Maryland
February 14, 2006

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of Net Capital

Total Stockholdres' Equity	159,408
Deduct: Stockholders' Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	159,408
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	159,408
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $26,715 less $21,960 Accumulated Depreciation)	4,755
Office Equipment (Cost $70,244 less $61,016 Accumulated Depreciation)	9,228
Leasehold Improvements (Cost $6,678 less $1,220 Accumulated Depreciation)	5,458
Other Assets	20,228
Total Non-Allowable Assets	39,669
Total Deductions and/or Charges:	39,669
Net Capital Before Haircuts on Securities Positions	119,739
Haircuts on Securities Positions	
Total Haircuts on Securities Positions	0
Net Capital	119,739
Total Aggregate Indebtedness	
Accounts Payable	27,149
Total Aggregate Indebtedness	27,149
Ratio of Total Aggregate Indebtedness to Net Capital	0.227

Computation of Basic Net Capital Requirement

Net Capital per Above	119,739
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	114,739
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	117,024

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	119,739
Add:	
Deduct:	
Net Capital per Above	119,739

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

	$	%
OPERATING EXPENSES		
Advertising & Promotion	0	0.00
Amortization	0	0.00
Automobile	18,265	1.72
Bank Service Charges	935	0.09
Computer Expense	0	0.00
Consulting Expense	58,000	5.47
Contributions	30,375	2.86
Delivery, Courier and Postage	4,262	0.40
Depreciation	8,806	0.83
Dues, Subscriptions, and Publications	73,476	6.93
Education and Seminars	0	0.00
Employee Benefits	29,292	2.76
Entertainment	63,073	5.95
Insurance	9,039	0.85
Legal and Accounting	26,604	2.51
Office Expense	23,894	2.25
Payroll Services	1,887	0.18
Payroll Taxes	29,522	2.78
Pension Expense	13,764	1.30
Rent and Occupancy Expense (Note 4)	35,986	3.39
Repairs and Maintenance	834	0.08
Salaries, Wages and Bonuses	416,550	39.27
Taxes and Licenses	1,928	0.18
Telephone and Communication	22,357	2.11
Travel	24,151	2.28
TOTAL OPERATING EXPENSES	893,000	84.19

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement